Exhibit 99.1

IPERIONX LIMITED ACN 618 935 372
NOTICE OF ANNUAL GENERAL MEETING The Annual General Meeting of the Company will be held at Level 5, 56 Pitt Street, Sydney NSW 2000 on Wednesday, 25 November 2026 at 11.00am (AEDT).
If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter, please do not hesitate to contact the Company by telephone on +61 2 8823 3179

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of IperionX Limited (Company) will be held at Level 5, 56 Pitt Street, Sydney NSW 2000 on Wednesday, 25 November 2026 at 11.00am (AEDT) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Monday, 23 November 2026 at 5:00pm (AEDT).

The Company advises that a poll will be conducted for all Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

Annual Report

To consider the Annual Report of the Company and its controlled entities for the year ended 30 June 2026, which includes the Financial Report, the Directors' Report and the Auditor's Report.

1	Resolution 1 – Remuneration Report

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with section 250R(2) of the Corporations Act and for all other purposes, approval is given by the Shareholders for the adoption of the Remuneration Report on the terms and conditions in the Explanatory Memorandum."

Voting Prohibition

A vote on this Resolution must not be cast:

(a)	by or on behalf of a member of the Key Management Personnel or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)
the person is the Chairperson and the appointment of the Chairperson as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chairperson to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

2	Resolution 2 – Re-election of Mr Todd Hannigan as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with the Constitution and for all other purposes, Mr Todd Hannigan, Director, retires and being eligible pursuant to the Constitution, is re‑elected as a Director on the terms and conditions in the Explanatory Memorandum."

3	Resolution 3 – Re-election of Ms Beverly Wyse as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with the Constitution and for all other purposes, Ms Beverly Wyse, Director, retires and being eligible pursuant to the Constitution, is re‑elected as a Director on the terms and conditions in the Explanatory Memorandum."

4	Resolution 4 – Re-election of Ms Melissa Waller as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with the Constitution and for all other purposes, Ms Melissa Waller, Director, retires and being eligible pursuant to the Constitution, is re‑elected as a Director on the terms and conditions in the Explanatory Memorandum."

5	Resolution 5 – Re-election of Mr Vaughn Taylor as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with the Constitution and for all other purposes, Mr Vaughn Taylor, Director, retires and being eligible pursuant to the Constitution, is re‑elected as a Director on the terms and conditions in the Explanatory Memorandum."

6	Resolution 6 – Re-election of Ms Lorraine Martin as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with the Constitution and for all other purposes, Ms Lorraine Martin, Director, retires and being eligible pursuant to the Constitution, is re‑elected as a Director on the terms and conditions in the Explanatory Memorandum."

7	Resolution 7 – Re-election of Mr Tony Tripeny as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with the Constitution and for all other purposes, Mr Tony Tripeny, Director, retires and being eligible pursuant to the Constitution, is re‑elected as a Director on the terms and conditions in the Explanatory Memorandum."

8	Resolution 8 – Election of Mr Michael Loparco as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 14.4 and clause 7.3(j) of the Constitution and for all other purposes, Mr Michael Loparco, a Director who was appointed on 3 August 2026, retires and being eligible, is elected as a non-executive Director on the terms and conditions in the Explanatory Memorandum."

9	Resolution 9 – Issue of RSUs to Non-Executive Director Ms Lorraine Martin

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act), and for all other purposes, Shareholders approve the issue of up to 77,228 RSUs to Ms Lorraine Martin (and/or her nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Lorraine Martin (and/or her nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Ms Lorraine Martin or any associate of Ms Lorraine Martin. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Ms Lorraine Martin or any associate of Ms Lorraine Martin.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

10	Resolution 10 – Issue of RSUs to Non-Executive Director Mr Vaughn Taylor

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act), and for all other purposes, Shareholders approve the issue of up to 62,281 RSUs to Mr Vaughn Taylor (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Vaughn Taylor (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Vaughn Taylor or any associate of Mr Vaughn Taylor. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Mr Vaughn Taylor or any associate of Mr Vaughn Taylor.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

11	Resolution 11 – Issue of RSUs to Non-Executive Director Ms Melissa Waller

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act), and for all other purposes, Shareholders approve the issue of up to 62,281 RSUs to Ms Melissa Waller (and/or her nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Melissa Waller (and/or her nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Ms Melissa Waller or any associate of Ms Melissa Waller. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Ms Melissa Waller or any associate of Ms Melissa Waller.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

12	Resolution 12 – Issue of RSUs to Non-Executive Director Ms Beverly Wyse

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act), and for all other purposes, Shareholders approve the issue of up to 62,281 RSUs to Ms Beverly Wyse (and/or her nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Beverly Wyse (and/or her nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Ms Beverly Wyse or any associate of Ms Beverly Wyse. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Ms Beverly Wyse or any associate of Ms Beverly Wyse.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

13	Resolution 13 – Issue of RSUs to Non-Executive Director Mr Tony Tripeny

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act), and for all other purposes, Shareholders approve the issue of up to 62,281 RSUs to Mr Tony Tripeny (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Tony Tripeny (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Tony Tripeny or any associate of Mr Tony Tripeny. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Mr Tony Tripeny or any associate of Mr Tony Tripeny.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

14	Resolution 14 – Issue of RSUs to Non-Executive Director Mr Michael Loparco

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act), and for all other purposes, Shareholders approve the issue of up to 62,281 RSUs to Mr Michael Loparco (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Michael Loparco (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Michael Loparco or any associate of Mr Michael Loparco. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Mr Michael Loparco or any associate of Mr Michael Loparco.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

15	Resolution 15 – Increase in Aggregate Fee Pool for Non-Executive Directors

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, pursuant to and in accordance with Listing Rule 10.17, clause 7.5 of the Constitution and for all other purposes, the maximum total fees payable to Non-Executive Directors be increased from US$300,000 per annum to US$700,000 per annum (being an increase of US$400,000) on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of the Non-Executive Directors or an associate of the Non-Executive Directors.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Voting Prohibition

Corporations Act

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and:

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote, but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

16	Resolution 16 – Ratification of Placement Shares

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue of 22,750,000 Placement Shares at an issue price of A$3.19 per Share to Institutional Placement Participants under Listing Rule 7.1 on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person who participated in the issue of shares or any associates of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

BY ORDER OF THE BOARD

Louisa Anne Martino
Company Secretary
Dated: 15 October 2026

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolutions.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:
Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Annual Report
Section 4	Resolution 1 – Remuneration Report
Section 5	Resolution 2 – Re-election of Mr Todd Hannigan as Director
Section 6	Resolution 3 – Re-election of Ms Beverly Wyse as Director
Section 7	Resolution 4 – Re-election of Ms Melissa Waller as Director
Section 8	Resolution 5 – Re-election of Mr Vaughn Taylor as Director
Section 9	Resolution 6 – Re-election of Ms Lorraine Martin as Director
Section 10	Resolution 7 – Re-election of Mr Tony Tripeny as Director
Section 11	Resolution 8 – Election of Mr Michael Loparco as Director
Section 12	Resolutions 9 to 14 (inclusive) – Issue of RSUs to Non-Executive Directors Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco
Section 13	Resolution 15 – Increase in Aggregate Fee Pool for Non-Executive Directors
Section 14	Resolution 16 – Ratification of Placement Shares
Schedule 1	Definitions
Schedule 2	Terms and Conditions of RSUs

A Proxy Form is located at the end of this Explanatory Memorandum.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for all Resolutions.

2.1	Proxies

A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company; and

(c)
a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 11.00am (AEDT) on Monday, 23 November 2026, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

If the Chairperson is appointed as your proxy and you have not specified the way the Chairperson is to vote on Resolutions 1, 9, 10, 11, 12, 13, 14 and 15, by signing and returning the Proxy Form, you are considered to have provided the Chairperson with an express authorisation for the Chairperson to vote the proxy in accordance with the Chairperson's intention, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

2.2	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above.  Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Annual Report

In accordance with section 317(1) of the Corporations Act, the Annual Report must be laid before the annual general meeting.  There is no requirement for Shareholders to approve the Annual Report.

At the Meeting, Shareholders will be offered the opportunity to:

(a)	discuss the Annual Report which is available online at www.iperionx.com;

(b)	ask questions about, or comment on, the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

In addition to taking questions at the Meeting, written questions to the Chairperson about the management of the Company, or to the Company's auditor about:

(a)	the preparation and the content of the Auditor's Report;

(b)	the conduct of the audit;

(c)	accounting policies of the Company in relation to the preparation of the financial statements;

(d)	the independence of the auditor in relation to the conduct of the audit,

and may be submitted no later than five business days before the Meeting to the Company Secretary at the Company's registered office.

4	Resolution 1 – Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Company must put the Remuneration Report to the vote of Shareholders. The Directors' Report contains the Remuneration Report which sets out the remuneration policy for the Company and the remuneration arrangements in place for the executive Directors, specified executives and Non‑Executive Directors.

In accordance with section 250R(3) of the Corporations Act, Resolution 1 is advisory only and does not bind the Directors.  If Resolution 1 is not passed, the Directors will not be required to alter any of the arrangements in the Remuneration Report.

Shareholders will have the opportunity to remove the whole Board except the Managing Director if the Remuneration Report receives a 'no' vote of 25% or more (Strike) at two consecutive annual general meetings.

Where a resolution on the Remuneration Report receives a Strike at two consecutive annual general meetings, the Company will be required to put to Shareholders at the second annual general meeting a resolution on whether another meeting should be held (within 90 days) at which all Directors (other than the Managing Director) who were in office at the date of approval of the applicable Directors' Report must stand for re‑election.

The Remuneration Report did not receive a Strike at the 2025 annual general meeting. Please note if the Remuneration Report receives a Strike at this Meeting and if a second Strike is received at the 2027 annual general meeting, this may result in the re-election of the Board.

The Chairperson will allow reasonable opportunity for Shareholders to ask questions about or comment on the Remuneration Report.

Resolution 1 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 1.

5	Resolution 2 – Re-election of Mr Todd Hannigan as Director

Under the Constitution of the Company, Directors are required to retire by rotation, and may seek re-election, every three years. However, having regard to feedback from Shareholders, all Directors (excluding Mr Anastasios Arima) will retire at the Meeting and present themselves for re-election.

Resolution 2 provides that Mr Todd Hannigan retires and seeks re-election as a Director.

Details of Mr Todd Hannigan’s qualifications and experience are set out in the Annual Report.

Resolution 2 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 2.

The Board (excluding Mr Todd Hannigan) supports the re-election of Mr Todd Hannigan and recommends that Shareholders vote in favour of Resolution 2.

6	Resolution 3 – Re-election of Ms Beverly Wyse as Director

Under the Constitution of the Company, Directors are required to retire by rotation, and may seek re-election, every three years. However, having regard to feedback from Shareholders, all Directors (excluding Mr Anastasios Arima) will retire at the Meeting and present themselves for re-election.

Resolution 3 provides that Ms Beverly Wyse retires and seeks re-election as a Director.

Details of Ms Beverly Wyse’s qualifications and experience are set out in the Annual Report.

Resolution 3 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 3.

The Board (excluding Ms Beverly Wyse) supports the re-election of Ms Beverly Wyse and recommends that Shareholders vote in favour of Resolution 3.

7	Resolution 4 – Re-election of Ms Melissa Waller as Director

Under the Constitution of the Company, Directors are required to retire by rotation, and may seek re-election, every three years. However, having regard to feedback from Shareholders, all Directors (excluding Mr Anastasios Arima) will retire at the Meeting and present themselves for re-election.

Resolution 4 provides that Ms Melissa Waller retires and seeks re-election as a Director.

Details of Ms Melissa Waller’s qualifications and experience are set out in the Annual Report.

Resolution 4 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 4.

The Board (excluding Ms Melissa Waller) supports the re-election of Ms Melissa Waller and recommends that Shareholders vote in favour of Resolution 4.

8	Resolution 5 – Re-election of Mr Vaughn Taylor as Director

Under the Constitution of the Company, Directors are required to retire by rotation, and may seek re-election, every three years. However, having regard to feedback from Shareholders, all Directors (excluding Mr Anastasios Arima) will retire at the Meeting and present themselves for re-election.

Resolution 5 provides that Mr Vaughn Taylor retires and seeks re-election as a Director.

Details of Mr Vaughn Taylor’s qualifications and experience are set out in the Annual Report.

Resolution 5 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 5.

The Board (excluding Mr Vaughn Taylor) supports the re-election of Mr Vaughn Taylor and recommends that Shareholders vote in favour of Resolution 5.

9	Resolution 6 – Re-election of Ms Lorraine Martin as Director

Under the Constitution of the Company, Directors are required to retire by rotation, and may seek re-election, every three years. However, having regard to feedback from Shareholders, all Directors (excluding Mr Anastasios Arima) will retire at the Meeting and present themselves for re-election.

Resolution 6 provides that Ms Lorraine Martin retires and seeks re-election as a Director.

Details of Ms Lorraine Martin’s qualifications and experience are set out in the Annual Report.

Resolution 6 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 6.

The Board (excluding Ms Lorraine Martin) supports the re-election of Ms Lorraine Martin and recommends that Shareholders vote in favour of Resolution 6.

10	Resolution 7 – Re-election of Mr Tony Tripeny as Director

Under the Constitution of the Company, Directors are required to retire by rotation, and may seek re-election, every three years. However, having regard to feedback from Shareholders, all Directors (excluding Mr Anastasios Arima) will retire at the Meeting and present themselves for re-election.

Resolution 7 provides that Mr Tony Tripeny retires and seeks re-election as a Director.

Details of Mr Tony Tripeny’s qualifications and experience are set out in the Annual Report.

Resolution 7 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 7.

The Board (excluding Mr Tony Tripeny) supports the re-election of Mr Tony Tripeny and recommends that Shareholders vote in favour of Resolution 7.

11	Resolution 8 – Election of Mr Michael Loparco as Director

11.1	General

Under the Constitution, the Board may at any time appoint any person as a Director. The Constitution provides that a Director so appointed must retire at the next annual general meeting of the Company and is then eligible for election by Shareholders at that meeting.

In addition, Listing Rule 14.4 provides that a Director appointed as an addition to the Board must not hold office (without re-election) past the next annual general meeting.

On 3 August 2026, Mr Michael Loparco was appointed as a Non-Executive Director of the Company. Accordingly, Mr Michael Loparco retires as a Director at the Meeting and, being eligible, seeks approval to be elected as a Director pursuant to Resolution 8.

Details of Mr Michael Loparco's qualifications and experience are set out in the Annual Report.

The Chairperson intends to exercise all available proxies in favour of Resolution 8.

Resolution 8 is an ordinary resolution.

The Board (excluding Mr Michael Loparco) supports the election of Mr Michael Loparco and recommends that Shareholders vote in favour of Resolution 8.

12	Resolutions 9, 10, 11, 12, 13 and 14 – Issue of RSUs to Non-Executive Directors

12.1	General

Resolutions 9, 10, 11, 12, 13 and 14 seek Shareholder approval, pursuant to Listing Rule 10.11 and Chapter 2E of the Corporations Act, for the issue of up to an aggregate of 388,633 RSUs to the Non-Executive Directors as follows:

(a)	up to 77,228 RSUs to Ms Lorraine Martin (and/or her nominee(s)) pursuant to Resolution 9;

(b)	up to 62,281 RSUs to Mr Vaughn Taylor (and/or his nominee(s)) pursuant to Resolution 10;

(c)	up to 62,281 RSUs to Ms Melissa Waller (and/or her nominee(s)) pursuant to Resolution 11;

(d)	up to 62,281 RSUs to Ms Beverly Wyse (and/or her nominee(s)) pursuant to Resolution 12;

(e)	up to 62,281 RSUs to Mr Tony Tripeny (and/or his nominee(s)) pursuant to Resolution 13; and

(f)	up to 62,281 RSUs to Mr Michael Loparco (and/or his nominee(s)) pursuant to Resolution 14.

Subject to shareholder approval, the Company has agreed, on an annual basis commencing from the Meeting:

(a)
to grant Ms Lorraine Martin (the lead independent Director) such number of RSUs calculated by dividing US$155,000 (converted into AUD using a US$1/A$1.42 exchange rate) by the VWAP of a Share on ASX over the 5 Trading Days immediately prior to 28 September 2026; and

(b)
to grant all other Non-Executive Directors such number of RSUs calculated by dividing US$125,000 (converted into AUD using a US$1/A$1.42 exchange rate) by the VWAP of a Share on ASX over the 5 Trading Days immediately prior to 28 September 2026.

The VWAP of a Share on ASX over the five (5) Trading Days immediately prior to 28 September 2026 was A$2.85 (equal to US$2.01 based on an exchange rate of US$1/A$1.42).

In the Company’s present circumstances, the Board considers that the grant of the RSUs to the Non-Executive Directors is a cost effective and efficient reward for the Company to make as part of its Non-Executive Director compensation arrangements to appropriately incentivise the continued performance of Non-Executive Directors and is consistent with the strategic goals and targets of the Company.

The terms and conditions of the RSUs to be granted to the Non-Executive Directors (and/or their respective nominee(s)) are summarised in Schedule 2.

Resolutions 9, 10, 11, 12, 13 and 14 are each an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolutions 9, 10, 11, 12, 13 and 14.

12.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company's members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

A "related party" includes a director of a company and "giving a financial benefit" is interpreted broadly. The RSUs to be granted (subject to Shareholder approval) constitute the giving of a financial benefit as Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco are related parties of the Company by reason of being a Director.

The Company has determined to seek Shareholder approval for the purposes of Chapter 2E for the issue of up to an aggregate of 388,633 RSUs to the Non-Executive Directors (and/or their respective nominee(s)).

12.3	Specific Information required by section 219 of the Corporations Act

The following information is provided to Shareholders for the purposes of obtaining Shareholder approval for the purposes of section 219 of the Corporations Act for the financial benefits associated with the issue of the RSUs to Non-Executive Directors:

(a)	the financial benefits relating to the issue of the RSUs are being provided to:

(i)	Ms Lorraine Martin (and/or her nominee(s)) pursuant to Resolution 9;

(ii)	Mr Vaughn Taylor (and/or his nominee(s)) pursuant to Resolution 10;

(iii)	Ms Melissa Waller (and/or her nominee(s)) pursuant to Resolution 11;

(iv)	Ms Beverly Wyse (and/or her nominee(s)) pursuant to Resolution 12;

(v)	Mr Tony Tripeny (and/or his nominee(s)) pursuant to Resolution 13; and

(vi)	Mr Michael Loparco (and/or his nominee(s)) pursuant to Resolution 14.

(b)	the maximum number of RSUs to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee(s)) is 77,228 RSUs;

(ii)	Mr Vaughn Taylor (and/or his nominee(s)) is 62,281 RSUs;

(iii)	Ms Melissa Waller (and/or her nominee(s)) is 62,281 RSUs;

(iv)	Ms Beverly Wyse (and/or her nominee(s)) is 62,281 RSUs;

(v)	Mr Tony Tripeny (and/or his nominee(s)) is 62,281 RSUs; and

(vi)	Mr Michael Loparco (and/or his nominee(s)) is 62,281 RSUs.

Director	Number of RSUs	Expiry Date
Lorraine Martin	77,228	Two years from date of issue
Vaughn Taylor	62,281	Two years from date of issue
Melissa Waller	62,281	Two years from date of issue
Beverly Wyse	62,281	Two years from date of issue
Tony Tripeny	62,281	Two years from date of issue
Michael Loparco	62,281	Two years from date of issue

(c)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco are being issued the RSUs as a cost-effective and efficient reward to incentivise their performance. The RSUs will be granted to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco (and/or their respective nominee(s)) on the terms and conditions in Schedule 2;

(d)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco each have a material personal interest in the outcome of Resolutions 9, 10, 11, 12, 13 and 14 (respectively) and believe it inappropriate to make recommendations;

(e)
the RSUs have an estimated value of A$2.85 per RSU (based on the underlying Share price of A$2.85, being the VWAP of a Share on ASX over the five (5) Trading Days immediately prior to 28 September 2026). As a result, the total value attributed to the RSUs to be issued to Ms Lorraine Martin (and/or her respective nominee(s)) would be approximately A$220,100 (US$155,000) and the total value attributed to the RSUs to be issued to Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco (and/or their respective nominee(s)) would be approximately A$177,500 (US$125,000) each;

(f)	the current remuneration package for each of the Non-Executive Directors consists of:

(i)
fees of US$60,000 per annum for director and committee fees (excluding Mr Michael Loparco, who recently became a Non-Executive Director). However, pursuant to Resolution 15, the Company is seeking to increase the aggregate Non-Executive Director fee pool to US$700,000. If Resolution 15 is approved and the fee pool is increased, adjustments to the Non-Executive Directors fees will be made; and

(ii)
apart from the RSUs proposed to be issued to the Non-Executive Directors pursuant to Resolutions 9 to 14, in the previous financial year each of the Non-Executive Directors were issued the following securities as part of their remuneration package:

Name	Number of securities
Lorraine Martin	28,131 RSUs
Vaughn Taylor	22,686 RSUs
Melissa Waller	22,686 RSUs
Beverly Wyse	22,686 RSUs
Tony Tripeny	22,686 RSUs
Michael Loparco	Nil

(g)
the current security holdings of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco (and/or their respective nominee(s)) in the Company are as follows:

Non-Executive Director	Shares	Options	American Depositary Shares	Performance Rights	RSUs
Lorraine Martin	1,177,138	-	8,855	-	90,216
Vaughn Taylor	973,457	-	-	-	84,771
Melissa Waller	486,318	-	-	-	84,771
Beverly Wyse	745,868	-	-	-	84,771
Tony Tripeny	38,777	-	8,033	-	51,010
Michael Loparco	-	-	-	-	58,584

(h)
if all the RSUs, subject to Resolutions 9, 10, 11, 12, 13 and 14 are converted into Shares, a total of 388,633 Shares would be issued. This will increase the number of Shares on issue from 362,240,163 (being the total number of Shares on issue as at 28 September 2026) to 362,628,796 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.11%;

(i)	voting prohibition and voting exclusion statements are included in the Notice for the purposes of Resolutions 9, 10, 11, 12, 13 and 14; and

(j)
other than the information above and otherwise set out in the Notice, the Company believes that there is no other information that would be reasonably required by Shareholders to pass Resolutions 9, 10, 11, 12, 13 and 14.

12.4	Listing Rule 10.11

The Company is proposing to issue up to 388,633 RSUs to Non-Executive Directors (and/or their nominees) without using up the Company's 15% Placement Capacity under Listing Rule 7.1.

Listing Rule 10.11.1 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue Equity Securities to a related party unless it obtains the approval of its shareholders.

The issue of up to 388,633 RSUs to Non-Executive Directors (and/or their nominees) falls within Listing Rule 10.11.1 and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of the Company's Shareholders under Listing Rule 10.11.

As Shareholder approval is sought under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1. Accordingly, the issue of up to 388,633 RSUs to Non-Executive Directors (and/or their nominees) will not reduce the Company's 15% Placement Capacity for the purposes of Listing Rule 7.1 Exception 14.

If Resolutions 9, 10, 11, 12, 13 and 14 are passed, the Company will be able to proceed with the issuance of 77,228 RSUs to Ms Lorraine Martin and 62,281 RSUs to each of Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco (respectively).

If Resolutions 9, 10, 11, 12, 13 and 14 are not passed, the Company will not be able to proceed with the issuance of 77,228 RSUs to Ms Lorraine Martin and 62,281 RSUs to each of Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco (respectively) as part of their Non-Executive Director compensation arrangements and the Company will need to find alternative measures to compensate its Non-Executive Directors.

12.5	Specific Information required by Listing Rule 10.13

Listing Rule 10.13 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval for the grant of the RSUs:

(a)	the RSUs will be granted to:

(i)	Ms Lorraine Martin (and/or her nominee(s)) pursuant to Resolution 9;

(ii)	Mr Vaughn Taylor (and/or his nominee(s)) pursuant to Resolution 10;

(iii)	Ms Melissa Waller (and/or her nominee(s)) pursuant to Resolution 11;

(iv)	Ms Beverly Wyse (and/or her nominee(s)) pursuant to Resolution 12;

(v)	Mr Tony Tripeny (and/or his nominee(s)) pursuant to Resolution 13; and

(vi)	Mr Michael Loparco (and/or his nominee(s)) pursuant to Resolution 14;

(b)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco are Directors of the Company and therefore, are related parties under Listing Rule 10.11.1;

(c)	the maximum number of RSUs to be granted to the Non-Executive Directors is set out in Section 12.3(b) of this Notice;

(d)	the material terms of the RSUs are detailed in Schedule 2;

(e)	the Company will grant the RSUs no later than 1 month after the date of the Meeting;

(f)	the RSUs will be granted for nil consideration (and accordingly no funds will be raised by the issue);

(g)
the RSUs are being issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse, Mr Tony Tripeny and Mr Michael Loparco as part of their Non-Executive Director compensation arrangements. The Company considers the issuance of RSUs to be a cost-effective way to provide compensation benefits to directors, and it assists to align the interests of shareholders and Directors;

(h)	the current remuneration package of the Non-Executive Directors is set out in Section 12.3(f) of this Notice;

(i)
the RSUs are being issued pursuant to appointment letters for the Non-Executive Directors on usual terms which provide for an annual grant of RSUs or other securities to Non-Executive Directors, subject to Shareholder approval; and

(j)	voting exclusion statements are included in the Notice for the purposes of Resolutions 9, 10, 11, 12, 13 and 14.

12.6	Board Recommendation

The Board (excluding Ms Lorraine Martin) recommends that Shareholders vote in favour of Resolution 9.

The Board (excluding Mr Vaughn Taylor) recommends that Shareholders vote in favour of Resolution 10.

The Board (excluding Ms Melissa Waller) recommends that Shareholders vote in favour of Resolution 11.

The Board (excluding Ms Beverly Wyse) recommends that Shareholders vote in favour of Resolution 12.

The Board (excluding Mr Tony Tripeny) recommends that Shareholders vote in favour of Resolution 13.

The Board (excluding Mr Michael Loparco) recommends that Shareholders vote in favour of Resolution 14.

13	Resolution 15 – Increase in Aggregate Fee Pool for Non-Executive Directors

13.1	General

In accordance with Listing Rule 10.17 and clause 7.5 of the Constitution, the Company must not increase the total amount of Non-Executive Directors' fees payable by it and any of its child entities without the approval of holders of its ordinary securities.

Listing Rule 10.17 also provides that the Notice must include the amount of the increase, the maximum amount that may be paid to the Directors as a whole, and a voting exclusion statement.

Resolution 15 seeks Shareholder approval to set the maximum aggregate remuneration payable to Non-Executive Directors at US$700,000 per annum.

The Board believes that the remuneration of the Directors must be maintained at a level consistent with similarly sized ASX listed companies, taking into account the time commitment of the role and Company performance. The increase in the aggregate remuneration pool sought by Resolution 15 is designed to:

(a)	accommodate an increase in the number of non-executive Directors, if such an increase is considered appropriate; and

(b)	allow for future increases in remuneration to current or future non-executive Directors, should this be considered appropriate.

The maximum aggregate amount does not include any matters excluded from Directors' fees pursuant to the Listing Rules governing the total aggregate amount of Directors' fees payable to the Non-Executive Directors and any Equity Securities issued to Non-Executive Directors as permitted by the Listing Rules.

If Resolution 15 is passed, it will ensure the Company has adequate flexibility to increase the size of the Board or the remuneration of Non-executive Directors, as and when the business of the Company requires.

If Resolution 15 is not passed, the Company will not have additional flexibility to increase the remuneration of Non-Executive Directors beyond the current maximum aggregate remuneration pool of US$300,000.

Resolution 15 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 15.

The Board (excluding Mr Anastasios Arima and Mr Todd Hannigan) does not make a recommendation on Resolution 15 in view of the personal interest of those Directors in the Resolution. Mr Anastasios Arima and Mr Todd Hannigan recommend that Shareholders vote in favour of Resolution 15.

13.2	Clause 7.5 of the Constitution and Listing Rule 10.17

Clause 7.5 of the Constitution provides that the remuneration of the Directors shall not be increased except pursuant to a resolution passed at a general meeting of the Company.

Listing Rule 10.17 provides that Shareholder approval is required to increase the total amount of Directors' fees payable by the Company. Listing Rule 10.17 does not apply to the salary of an executive Director. Listing Rule 10.17 requires that the following information be provided to Shareholders:

(a)	Shareholder approval is being sought to increase the fee pool by US$400,000, which would increase the annual remuneration pool from US$300,000 to US$700,000 (equivalent to approximately A$994,000).

(b)	Subject to Shareholders approving Resolution 15, the maximum aggregate amount of Directors fees that may be paid to all of the Company’s Non-Executive Directors will be US$700,000 per annum.

(c)
In the last 3 years prior to the date of this Notice, the following securities have been issued to Non-Executive Directors under Listing Rule 10.11 or 10.14 (with Shareholder approval), where applicable):

Name	Number	Type of Security	Date of issue
Lorraine Martin	101,281	RSUs	22 Dec 2023
	158,655	Shares	3 Aug 2024
	42,486	RSUs	22 Dec 2024
	24,615	Shares	3 Nov 2025
	28,131	RSUs	28 Dec 2025
Vaughn Taylor	101,281	RSUs	22 Dec 2023
	42,486	RSUs	22 Dec 2024
	16,000	Shares	3 Nov 2025
	22,686	RSUs	28 Dec 2025
Melissa Waller	101,281	RSUs	22 Dec 2023
	42,486	RSUs	22 Dec 2024
	22,686	RSUs	28 Dec 2025
Beverly Wyse	101,281	RSUs	22 Dec 2023
	42,486	RSUs	22 Dec 2024
	52,000	Shares	3 Nov 2025
	22,686	RSUs	28 Dec 2025
Tony Tripeny	24,615	Shares	3 Nov 2025
	22,686	RSUs	28 Dec 2025
Michael Loparco	58,584	RSUs	3 Aug 2026

(d)	A voting exclusion statement is included in the Notice for Resolution 15.

Directors may be entitled to further remuneration if they are called upon to perform additional services or make special exertions on behalf of the Company or the business of the Company.

14	Resolution 16 – Ratification of Placement Shares

14.1	General

On 8 July 2026, the Company announced a capital raising comprising a placement to institutional, professional and sophisticated investors (Institutional Placement Participants) of 2,275,000 of its american depositary shares (ADSs), with each ADS representing 10 of its ordinary shares. The ADSs were issued to the Institutional Placement Participants. The Placement represents the issue of 22,750,000 ordinary shares underlying the ADSs, which were issued using the Company's 15% Placement Capacity under Listing Rule 7.1, at an issue price of US$21.98 per ADS (converted into AUD using a US$0.69/A$1 exchange rate and with an underlying price per Share of A$3.19) (Placement Shares).

Proceeds raised pursuant to the Placement will be used to continue the commercialization and scale-up of certain of the Company's titanium and metal alloy production technologies, including continued scale-up and expansion of the Company’s Titanium Manufacturing Campus in Virginia and associated titanium metal research and development activities, continued development of the Camden-Titan Project in Tennessee, and for general corporate purposes.

Cantor Fitzgerald acted as sole book-running manager for the Placement. Roth Capital Partners and B. Riley Securities acted as co-managers for the Placement.

Refer to the Company's ASX announcement dated 8 July 2026 for further details regarding the Placement.

Resolution 16 seeks Shareholder ratification, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, for the prior issue of the Placement Shares to the Institutional Placement Participants pursuant to the Company's placement capacity under Listing Rule 7.1.

Resolution 16 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 16.

14.2	Listing Rule 7.1

Subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity).

The issue of the Placement Shares did not fit within any of the exceptions to Listing Rule 7.1 and, as it has not yet been approved by Shareholders, it effectively uses up part of the Company's 15% Placement Capacity under Listing Rule 7.1, thereby reducing the Company’s capacity to issue further Equity Securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Placement Shares.

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of or agreement to issue Equity Securities pursuant to Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1), those Equity Securities will be deemed to have been made with Shareholder approval for the purposes of Listing Rule 7.1.

If Resolution 16 is passed, the issue of the Placement Shares will be excluded in calculating the Company's 15% Placement Capacity under Listing Rule 7.1, effectively increasing the number of Equity Securities it can issue without Shareholder approval over the 12 month period following 8 July 2026.

If Resolution 16 is not passed, the Placement Shares will be included in calculating the Company's 15% Placement Capacity under Listing Rule 7.1, effectively decreasing the number of Equity Securities it can issue without Shareholder approval for the 12 month period following 8 July 2026.

14.3	Specific information required by Listing Rule 7.5

For the purposes of Shareholder ratification of the prior issue of Placement Shares to the Institutional Placement Participants and the requirements of Listing Rule 7.5, the following information is provided:

(a)
the Placement Shares were issued to professional and sophisticated investors who were identified through a bookbuild process, which involved Cantor Fitzgerald, in consultation with the Company, seeking expressions of interest from non-related and related parties of the Company to participate in the Placement. None of the participants in the Placement are related parties or associates of related parties of the Company;

(b)	22,750,000 Shares were issued pursuant to Listing Rule 7.1 on 8 July 2026;

(c)	the Placement Shares are fully paid ordinary shares of the Company and rank equally with the existing Shares on issue;

(d)
the Placement Shares were issued at US$21.98 per ADS (converted into A$ using a US$0.69/A$1 exchange rate, with the underlying Shares at an issue price of A$3.19 (being US$2.20) per Share) (to raise A$72.5 million (before costs));

(e)	proceeds raised from the Placement will be used as detailed in Section 14.1;

(f)
the Placement Shares were issued under short form subscription letters pursuant to which the Institutional Placement Participants received ADSs at an issue price of US$21.98 per ADS (converted into A$ using a US$0.69/A$1 exchange rate, with the underlying Shares at an issue price of A$3.19 per Placement Share (being US$2.20 per Share));

(g)
Cantor Fitzgerald acted as sole book-running manager for the Placement, and Roth Capital Partners and B. Riley Securities acted as co-managers for the Placement. Cantor Fitzgerald will receive a fee of 6% of gross proceeds raised from the Placement; and

(h)	a voting exclusion statement is included in the Notice for Resolution 16.

14.4	Board recommendation

The Board recommends that Shareholders vote in favour of Resolution 16.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

15% Placement Capacity has the meaning given in Section 14.2.

A$ means Australian Dollars.

ADSs has the meaning given in Section 14.1.

AEDT means Australian Eastern Daylight Time, being the time in Sydney, New South Wales.

Annual Report means the Directors' Report, the Financial Report and the Auditor's Report in respect of the financial year ended 30 June 2026.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

Auditor's Report means the auditor's report on the Financial Report.

Board means the board of Directors.

Chairperson means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Closely Related Party means:

(a)	a spouse or child of the member; or

(b)	has the meaning given in section 9 of the Corporations Act.

Company means IperionX Limited (ACN 618 935 372).

Constitution means the constitution of the Company as at the commencement of the Meeting.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors' Report means the annual directors' report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Financial Report means the annual financial report prepared under chapter 2M of the Corporations Act of the Company and its controlled entities.

Institutional Placement Participants has the meaning given in Section 14.1.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Managing Director means the managing director of the Company.

Meeting has the meaning in the introductory paragraph of the Notice.

Non-Executive Directors means the non-executive directors of the Company.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Option means an option which entitles the holder to subscribe for a Share in the capital of the Company.

Performance Right means a right to be issued a Share on the satisfaction of a specified vesting condition.

Placement Shares has the meaning given in Section 14.1.

Proxy Form means the proxy form attached to the Notice.

Remuneration Report means the remuneration report of the Company contained in the Directors' Report.

Resolution means a resolution contained in the Notice.

RSU means an unquoted restricted stock unit that converts into a Share in the capital of the Company.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Security means a security in the Company.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a shareholder of the Company.

Strike has the meaning given in Section 4.

Trading Day means a day determined by ASX to be a trading day in accordance with the Listing Rules.

US$ means United States Dollars.

VWAP means volume weighted average price.

Schedule 2

Terms and Conditions of RSUs

Offer of RSUs

1.1
Each RSU confers an entitlement to the holder (Holder) (and/or his or her nominee(s)) to be provided with one fully paid ordinary Share of the Company (Share) at no cost, upon the satisfaction of the Vesting Conditions (described below) specified by the Board in relation to that RSU.

Number of RSUs and Expiry Date

1.2	The Number of RSUs and Expiry Date for each are as follows:

Holder	Number of RSUs	Expiry Date
Ms Lorraine Martin	77,228	Two years from date of issue
Ms Melissa Waller	62,281	Two years from date of issue
Ms Beverly Wyse	62,281	Two years from date of issue
Mr Vaughn Taylor	62,281	Two years from date of issue
Mr Tony Tripeny	62,281	Two years from date of issue
Mr Michael Loparco	62,281	Two years from date of issue

Vesting Conditions

1.3	Subject to the Holder's continuous service to the Company (Vesting Condition), all RSUs issued to the Holder will vest one year from the date of issue (Vesting Period).

1.4	Subject to clauses 1.5 and 1.6, RSUs will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied on or before the Expiry Date.

1.5	If a Holder ceases to be a Director during the Vesting Period due to:

(a)	their resignation for any reason, other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company;

(b)
being either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of his or her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company;

(c)	their death or total and permanent disability; or

(d)	their retirement or redundancy,

then:

(e)	a pro-rata proportion of their unvested RSUs (calculated as a percentage of the Vesting Period that has elapsed on the date the holder ceases to be a Director) will automatically vest; and

(f)	the remainder of the Holder's unvested RSUs will lapse,

unless the Board determines in its absolute discretion that another treatment of the Holder's RSUs will apply.

1.6
If a Holder ceases to be a Director during the Vesting Period due to any other reason, all of the Holder's unvested RSUs will lapse, unless the Board determines in its absolute discretion that another treatment of the RSUs will apply. In exercising its discretion, the Board may (but is not obliged to) have regard to the proportion of the Vesting Period in relation to the relevant RSUs that has elapsed on the date the Holder ceases to be a Director.

Satisfaction of Vesting Condition

1.7
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Conditions applicable to the RSUs. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Vesting Conditions for the relevant number of RSUs held in accordance with clause 1.10.

Lapse of RSUs

1.8	The Expiry Date for each RSU is as detailed in clause 1.2.

1.9	Where RSUs have not satisfied the Vesting Condition on or before the Expiry Date, those RSUs will automatically lapse.

Timing of the Issue of Shares and Quotation

1.10	The Company must within twenty (20) business days after the later of the following:

(a)	the satisfaction of the Vesting Conditions applicable to the RSUs; and

(b)
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information, provided that in no event will the shares be issued to a Holder subject to section 409A of the US Internal Revenue Code be issued later than 15 March of the year following the year that includes satisfaction of the Vesting Conditions. If there is no such information, the relevant date will be the date the relevant Vesting Conditions are satisfied;

the Company will:

(c)	allot and issue the Shares pursuant to the vesting of the RSUs;

(d)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(e)	apply for official quotation on ASX of Shares issued pursuant to the vesting of the RSUs.

1.11
Notwithstanding clause 1.10 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate section 409A of the US Internal Revenue Code, the Company’s obligation to issue such Shares pursuant to clause 1.10(c) shall be postponed if such Holder at any time after the relevant Vesting Conditions are satisfied pursuant to clause 1.3 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.11(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.11(c).

Shares Issued

1.12	Shares issued on the satisfaction of the Vesting Conditions attaching to the RSUs rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.13	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the RSUs.

Reorganisation

1.14
If there is any reorganisation of the issued share capital of the Company, the terms of RSUs and the rights of the Holder who holds such RSUs will be varied, including an adjustment to the number of RSUs, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.15	A Holder who holds RSUs is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders;

(b)	receive any dividends declared by the Company;

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders such as bonus issues or entitlement issues during the term of the RSUs; or

(e)	cash for the RSUs or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the RSUs vest and the Holder holds Shares.

Pro Rata Issue of Securities

1.16
If during the term of any RSU, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any RSUs, only in respect of Shares issued in respect of vested RSUs.

1.17
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.18
If, during the term of any RSU, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the RSUs then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.19	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.20
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted RSUs which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Vesting Conditions have been satisfied.

Quotation

1.21	The Company will not seek official quotation of any RSUs.

RSUs Not Property

1.22	A Holder's RSUs are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of RSUs

1.23
Unless otherwise determined by the Board, RSUs cannot be transferred to or vest in any person other than the Holder, provided that upon the death of the Holder, any shares that have not yet been issued with respect to vested RSUs (including RSUs that vest on the Holder’s death) shall be issued to the representative of the Holder’s estate.